UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

April 2026

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐      No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐      No ☒

MATERIAL EVENT

CORPORATE NAME	:	EMBOTELLADORA ANDINA S.A.
TAXPAYER I.D.	:	91.144.000-8

By virtue of the stipulations in Article 9 and subparagraph 2 of Article 10 of Law 18,045, and the provisions in General Rule No. 30, Section II of the Securities Exchange Commission, and being duly empowered to this effect by the Board of Directors, I hereby report the following regarding Embotelladora Andina S.A. (the "Company"), its business, its securities or tender offer, as a material event:

The following resolutions were adopted at the General Shareholders’ Meeting held on April 16, 2026, among others:

1.	The approval of the Annual Report, the Statement of Financial Position and the Financial Statements for the year 2025; as well as the report of the independent auditors with respect to the aforementioned Financial Statements;

2.	The approval of earnings distribution and dividend payments;

3.	The approval of Company dividend distribution policy and the distribution and payment procedures utilized;

4.	The approval of the determination of the compensation for Directors and members of the Company’ Committees from April 2026; as well as the approval of the Annual Management Report and the operating budget of the Directors Committee and the expenses incurred by the Directors' Committee and the expenses of the Board of Directors;

5.	The appointment of PricewaterhouseCoopers Consultores, Auditores y Compañía Limitada as the Company’s Independent Auditing Firm for the year 2026;

6.	The appointment of Fitch Ratings Clasificadora de Riesgo Limitada and ICR Compañía Clasificadora de Riesgo Limitada as the Company's local rating agencies and Fitch Ratings, Inc. and Moody’s Ratings as the Company's international rating agencies, for the year 2026;

7.	The approval of the report on Board resolutions allowing related party transactions in accordance with Articles 146 onwards of Chilean Statutory Law No. 18,046, regarding transactions that took place after the last Ordinary Shareholders’ Meeting; and

8.	The designation of Diario Financiero as the newspaper where notices and announcements of ordinary and extraordinary shareholders' meetings should be published.

Regarding number 2 above, the Shareholders' Meeting approved to ratify the interim dividends paid on account of 2025 fiscal year profits and approved the distribution and payment of a Dividend, to be paid on account of the profits for the 2025 fiscal year, in the amounts indicated below for each case:

- $102.00 (one hundred two point zero pesos) per Series A share; and,

- $112.20 (one hundred twelve point two pesos) per Series B share.

This dividend will be paid beginning May 14, 2026. The record date for the payment of this dividend will be the fifth business day prior to the payment date.

Santiago April 16, 2026.

Jaime Cohen Arancibia

Corporate Legal Officer

Embotelladora Andina S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.

By:	/s/ Jaime Cohen
Name:	Jaime Cohen
Title:	Chief Legal Officer

Santiago, April 16, 2026